[Autodesk, Inc. Letterhead]

July 30, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Patrick Gilmore
Jaime John
Maryse Mills-Apenteng
Jan Woo

Re:	Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2010
Filed March 19, 2010
File No. 000-14338

Ladies and Gentlemen:

Autodesk, Inc. (“Autodesk” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 13, 2010, relating to Autodesk’s Form 10-K for the fiscal year ended January 31, 2010 (File No. 000-14338) originally filed with the Commission on March 19, 2010 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Securities and Exchange Commission

July 30, 2010

Item 8. Financial Statements and Supplementary Data

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 64

1.	We note your disclosure that vendor-specific objective evidence (“VSOE”) is based on the price when the element is sold separately or the price set by management with the relevant authority. Please describe, in detail, your methodology for establishing VSOE of your maintenance services. If VSOE is based on stated renewal rates then please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand-alone sales used to establish VSOE.

We advise the Staff that we establish VSOE of fair value of maintenance services based on the price we charge when such maintenance services are sold separately. This is evidenced by stand-alone maintenance service contract renewals using a “bell-shaped curve approach.” We price maintenance services as a fixed price per seat based on the associated software product. We conclude that we have VSOE of fair value generally if over 75% of stand-alone maintenance service contract renewals are within a narrow range of plus or minus 15% from a midpoint. We routinely evaluate whether or not we have maintained VSOE of fair value for maintenance services based on our review of renewals for the then previous 12 month period. We also update our analysis each fiscal quarter based on maintenance service contract renewals during that fiscal quarter.

In our analysis, we aggregate the historical pricing data for each transaction that falls within the same or a similar class of customer transactions. Customer classes for each product are determined based on the service level, geography, channel of distribution and the like.

The detailed VSOE analysis performed during the fiscal year ended January 31, 2010, included all maintenance service contract renewal transactions for the 12 month period ended October 31, 2009. That period consisted of approximately 300,000 maintenance renewal transactions across all customer classes. We had an insignificant number of multiple element transactions that included maintenance services within classes that had less than 75% of stand-alone renewals within a narrow range of plus or minus 15% from a midpoint during the year ended January 31, 2010. We updated this analysis as of January 31, 2010 and April 30, 2010, based on maintenance service contract renewals that occurred during each of the respective quarters and found no significant changes in compliance during those periods.

Securities and Exchange Commission

July 30, 2010

Item 11. Executive Compensation (Incorporated by reference from the Definitive Proxy Statement on Schedule 14A filed on April 30, 2010)

Compensation Discussion and Analysis

Elements of Executive Compensation Programs, page 32

2.	You disclose that all participants in the Executive Incentive Plan have “annual non-financial unique individual performance goals” that consist of specific business objectives and management effectiveness goals. We note that the compensation committee exercised its discretionary authority to increase the payout amount under this plan by 8% based upon the individual performance of each executive officer. Please provide us with additional detail regarding the “unique individual performance goals” used to determine bonus awards for each of your named executive officers and confirm that you will expand your disclosure in future filings, as applicable. See Item 402(b)(2)(vii) of Regulation S-K.

In response to the Staff’s request for additional detail regarding the “unique individual performance goals” used to determine bonus awards for each of our named executive officers, we advise the Staff that our named executive officers’ individual performance goals are to support broad corporate performance goals. These broad corporate performance goals are set annually and focus on areas of non-financial corporate objectives.

For fiscal year 2010, each named executive officer’s individual performance goals were to support the following broad corporate performance goals:

•	Employee engagement, commitment and communications (“People and Organizational Development”);

•	Marketing alignment of end-to-end efforts and expenditures to reach new customers in new markets (“Go-to-Market Excellence”);

•	Product leadership through technological achievement, ease of use, and enhanced functionality (“Product Leadership”); and

•	Customer and partner experience (“Doing Business with Autodesk”).

In evaluating the fiscal year 2010 annual performance of named executive officers, the Compensation Committee considered the extent to which each named executive officer supported achievement of these corporate performance goals in each individual’s area of responsibility.

We also confirm that, as applicable, we will expand our disclosure in this regard in future filings.

Securities and Exchange Commission

July 30, 2010

* * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct your questions or comments to me at (415) 507-5000. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 507-6126. Thank you for your assistance.

Autodesk, Inc.

/s/ Mark J. Hawkins
Mark J. Hawkins

Executive Vice President and
Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

cc:	Steven E. Bochner, Esq., Wilson Sonsini Goodrich & Rosati
Darcy Lopes, Ernst & Young LLP